UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2012

ILLINOIS TOOL WORKS INC.
(Exact Name of Registrant as Specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

As of August 15, 2012, Illinois Tool Works Inc. (the "Company") and its newly-formed subsidiaries, ITW DS Investments Inc. ("Seller") and Wilsonart International Holdings LLC ("Wilsonart"), entered into an Investment Agreement (the "Investment Agreement") with CD&R Wimbledon Holdings III, L.P. ("Investor"), a newly-formed investment vehicle owned by affiliates of Clayton, Dubilier & Rice, LLC, related to the acquisition by Investor of a majority interest in the Company's Decorative Surfaces business. Pursuant to the Investment Agreement, the Company will contribute the assets and stock of the Decorative Surfaces business to Wilsonart in exchange for payments totaling $1.05 billion and a continued equity interest in the business. Investor will contribute $395 million to Wilsonart in exchange for newly-issued cumulative convertible participating preferred units issued by Wilsonart (the "Preferred Units"). The Preferred Units to be sold to Investor will initially represent approximately 51% of the total outstanding equity (on an as-converted basis) of Wilsonart immediately following the closing of the transactions contemplated by the Investment Agreement (the "Closing"). The Company currently indirectly owns all of the common units of Wilsonart, a limited liability holding company formed to hold the Company's Decorative Surfaces business following the Closing. After Closing, the Company will continue to indirectly own common units of Wilsonart, which will represent approximately 49% of Wilsonart's total outstanding equity (on an as-converted basis). The Company will then cease to consolidate the results of the Decorative Surfaces business within its financial statements and will report its ownership interest in Wilsonart using the equity method of accounting.

Under the terms of the Investment Agreement, it is anticipated that Wilsonart (or a subsidiary of Wilsonart) will incur new third-party indebtedness of approximately $725 million through a combination of borrowings from term loans under a new secured credit agreement and the issuance of new senior unsecured notes (or bridge financing). The secured credit agreement will also contain a $175 million revolving credit facility to fund future cash needs of Wilsonart. The proceeds paid to the Company at Closing are subject to customary adjustments between Seller and Wilsonart based upon the amount of cash, third-party indebtedness and net operating assets of Wilsonart and its subsidiaries at Closing relative to a target amount.

Closing is expected to occur in the fourth quarter of 2012, and is subject to certain customary conditions, including: (i) there not having occurred a "Material Adverse Effect" on the Decorative Surfaces business since August 15, 2012; (ii) all applicable waiting periods and clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and foreign antitrust laws shall have unconditionally expired, been terminated or obtained; and (iii) completion of a marketing period in connection with the new third-party financing arranged by Investor for the transaction. Approval of the Company's stockholders is not required in connection with the Investment.

The Preferred Units to be purchased by Investor pursuant to the Investment Agreement will rank senior to Wilsonart's common units as to dividends and liquidation preference. The Preferred Units will have an initial liquidation preference of $395 million and entitle the holder to a dividend at a rate of 10.00% per annum on the liquidation preference, compounding quarterly and payable in cash or in additional Preferred Units at the option of Wilsonart. In the event the amount of dividends paid in additional Units exceeds certain thresholds, the dividends may accrue at a rate of 12.00% per annum on the liquidation preference, compounding quarterly. Dividend payments will be eliminated for any prospective period if Wilsonart achieves certain earnings thresholds for three consecutive twelve-month periods. Each Preferred Unit generally votes on an as-converted basis, and is convertible at any time. The holders of Preferred Units have certain special consent rights and the Preferred Units may not be redeemed without holder consent.

The Investment Agreement contains customary representations, warranties and covenants of the Company, Seller and Investor. The Investment Agreement contains customary termination rights for both the Company and Investor and provides that, upon the termination of the Investment Agreement under specific circumstances relating to a breach of the Investment Agreement by Investor or where the new third-party debt financing to be incurred in connection with the transaction is unavailable at the closing of the investment, Investor will be obligated to pay the Company a termination fee of $63 million. Each of the Company, Seller, Investor and Wilsonart has agreed to provide indemnification for certain breaches of the Investment Agreement and in respect of specified liabilities.

Under the Investment Agreement, the Company has agreed not to compete with Wilsonart and its business following the Closing until two years after Seller owns less than 50% of the equity owned by Seller as of the Closing. The non-competition provision is subject to certain customary exceptions.

In connection with the Investment, at Closing, Investor and Seller will enter into a limited liability company agreement, pursuant to which Seller will be entitled to appoint three of Wilsonart's eight board members. Four of the remaining directors will be designated by Investor, with the chief executive officer of Wilsonart serving as the eighth director. Prior to an initial public offering, so long as either the Seller or Investor and their respective affiliates own at least 25% of the total outstanding equity of Wilsonart, the consent of such party will be needed for certain significant company actions, including liquidation and dissolution, issuance of certain equity, incurrence of significant indebtedness and the acquisition or disposal of a material amount of assets (subject to specified dollar thresholds). The limited liability company agreement and related agreements will provide customary registration rights to each of Seller and Investor and will include certain restrictions on the ability of each of Seller and Investor to transfer their respective equity interests in Wilsonart; however, neither Seller nor Investor will be bound by any minimum holding period for the equity of Wilsonart. So long as Investor and its affiliates hold more than 50% of the total outstanding equity of Wilsonart, if they propose to sell all of their equity of Wilsonart to an unaffiliated third party, they may require the participation of all other equity holders in such transaction provided that the proceeds of such transaction are shared by all equity holders (including Investor and its affiliates) pro rata, on an as-converted basis. Subject to certain limitations and exceptions, if either Investor or Seller proposes to sell all or part of its equity units in Wilsonart, the other party will have a right of first refusal to purchase such units or to participate in such sale. Seller and Investor also have preemptive rights to purchase their pro rata portion of any new units proposed to be issued by Wilsonart in the future.

Under limited circumstances, after the earlier of the third anniversary of the closing of the Investment or such time as the Preferred Units cease to accrue dividends, either Seller or Investor, so long as they and their permitted affiliate transferees own at least 25% of the outstanding equity of Wilsonart, shall have the right to cause the initial public offering ("IPO") of Wilsonart. In the event that either Seller or any of its permitted transferees initiates an IPO, Investor has a right to purchase the units held by Seller or its transferees, as applicable, and its affiliates for a purchase price based on a valuation of such units undertaken by three independent investment banks applying certain agreed upon valuation principles.

The foregoing description of the Investment Agreement is included to provide summary information regarding the terms of the Investment. It does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Investment Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On August 16, 2012, the Company issued a press release announcing entry into the Investment Agreement, a copy of which is attached as Exhibit 99.1 to this report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Investment Agreement, dated as of August 15, 2012, among CD&R Wimbledon Holdings III, L.P., a Cayman Islands limited partnership; Illinois Tool Works Inc.; ITW DS Investments Inc., a Delaware corporation; and Wilsonart International Holdings LLC, a Delaware limited liability company. (Certain of the schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but the Company undertakes to furnish a copy of the schedules or similar attachments to the Securities and Exchange Committee upon request.)
99.1	Press Release issued by Illinois Tool Works Inc., dated August 16, 2012 (furnished but not filed)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Date: August 17, 2012

By: /s/Maria C. Green

Name: Maria C. Green
Title: Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Investment Agreement, dated as of August 15, 2012, among CD&R Wimbledon Holdings III, L.P., a Cayman Islands limited partnership; Illinois Tool Works Inc.; ITW DS Investments Inc., a Delaware corporation; and Wilsonart International Holdings LLC, a Delaware limited liability company. (Certain of the schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but the Company undertakes to furnish a copy of the schedules or similar attachments to the Securities and Exchange Committee upon request.)
99.1	Press Release issued by Illinois Tool Works Inc., dated August 16, 2012 (furnished but not filed)